UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: August 20, 2026

Commission File Number: 001-40553

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Exact Name of registrant as specified in its charter)

D-MARKET Electronic Services & Trading
(Translation of Registrant‘s Name into English)

Kuştepe Mahallesi Mecidiyeköy Yolu

Cad. Trump Towers Tower: 2 No: 12 Floor: 2

Şişli-Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D-MARKET ELECTRONIC SERVICES & TRADING

August 20, 2026	By:	/s/ ENDER ÖZGÜN
	Name:	Ender Özgün
	Title:	Chief Executive Officer

By:	/s/ M. SEÇKİN KÖSEOĞLU
Name:	M. Seçkin Köseoğlu
Title:	Chief Financial Officer

EXHIBITS

Exhibit	Title

99.1	Press release of D-MARKET Electronic Services & Trading dated August 20, 2026